Exhibit 99.1
The9 Limited Announces Appointment of New Chief Financial Officer
Shanghai, China — June 7, 2008. The9 Limited (NASDAQ: NCTY) (“The9”), a leading online game operator in China, today announced that Mr. Tony Tse has resigned as Chief Financial Officer due to personal and family reasons, effective July 4, 2008. Meanwhile, The9 has appointed Mr. George Lai as Chief Financial Officer of the company, effective July 3, 2008.
Prior to joining The9, Mr. Lai worked at Deloitte Touche Tohmatsu since 2000. He served in various positions including audit manager and senior auditor at Deloitte Touche Tohmatsu Hong Kong, New York and Beijing offices. During his eight years of work experience at Deloitte Touche Tohmatsu, Mr. Lai played key roles in numerous IPO projects in United States and China as well as serving for public companies in Hong Kong, United States and China. Mr. Lai received his Bachelor of Business Administration major in Professional Accountancy from The Chinese University of Hong Kong. Mr. Lai holds various accounting professional qualifications including AICPA, ACCA and HKICPA.
Mr. Jun Zhu, The9’s Chairman and Chief Executive Officer, commented: “Although we are sorry to see Tony’s departure due to personal and family reasons, we would like to express our sincere gratitude to his hard work during his serving period at The9, especially his contribution to the Company’s Form 20-F filing process. In addition, we are very pleased to welcome George on board as our new Chief Financial Officer. George has extensive knowledge in US GAAP and solid background in dealing with public company issues, especially in the fast booming internet industries, and we believe he will fully utilize these knowledge and skill-sets to perform the important managerial role of Chief Financial Officer at The9.”
About The9 Limited
The9 Limited is a leading online game operator in China. The9’s business is primarily focused on operating and developing high-quality games for the Chinese online game market. The9 directly or through affiliates operates licensed MMORPGs, consisting of MU®, Blizzard Entertainment®’s World of Warcraft®, Soul of The Ultimate NationTM, Granado Espada, and its first proprietary MMORPG, Joyful Journey WestTM, in mainland China. It has also obtained exclusive licenses to operate additional MMORPGs and advanced casual games in mainland China, including Hellgate: London, Ragnarok Online 2, Emil Chronicle Online, HuxleyTM, FIFA Online 2, Audition 2, Field of Honor, Audition and Atlantica. In addition, The9 is also developing various proprietary games, including Warriors of Fate OnlineTM and Fantastic Melody OnlineTM.

Safe Harbor Statement
This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this press release contain forward-looking statements. The9 may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on Forms 20-F and 6-K, etc., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about The9’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, The9’s limited operating history as an online game operator, political and economic policies of the Chinese government, the laws and regulations governing the online game industry, information disseminated over the Internet and Internet content providers in China, intensified government regulation of Internet cafes, The9’s ability to retain existing players and attract new players, license, develop or acquire additional online games that are appealing to users, anticipate and adapt to changing consumer preferences and respond to competitive market conditions, and other risks and uncertainties outlined in The9’s filings with the U.S. Securities and Exchange Commission, including its annual reports on Form 20-F. The9 does not undertake any obligation to update any forward-looking statement, except as required under applicable law.
For further information, please contact:
Ms. Dahlia Wei
Senior Manager, Investor Relations
The9 Limited
Tel: +86 (21) 5172-9990
Email: IR@corp.the9.com
Website: http://www.corp.the9.com/